Ad.Venture Partners, Inc.
18 W. 18th Street, 11th Floor
New York, NY 10011
August 19, 2005
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Ad.Venture Partners, Inc. Registration Statement on Form S-1 File No. 333-124141
Ladies and Gentlemen:
     In connection with the above-captioned offering please be advised that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective by 4:30 p.m., EST, on the afternoon of August 23, 2005 or as soon thereafter as practicable.
Sincerely,
Ad.Venture Partners, Inc.

By:	/s/ Ilan Slasky
Ilan Slasky, President

cc:	Duc Dang (Mail Stop 3561) Gian-Michele a Marca